SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                          PEOPLES FINANCIAL CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    71103A104
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                                 (CUSIP Number)

                                                     with a copy to:
Jeffrey S. Halis                                     Robert G. Minion, Esq.
10 East 50th Street                                  Lowenstein Sandler PC
New York, New York  10022                            65 Livingston Avenue
(212) 588-9697                                       Roseland, New Jersey  07068
                                                     (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 August 13, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



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                               CUSIP NO. 71103A104

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1)   Names of Reporting  Persons  I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                  Jeffrey S. Halis

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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                (a)  ____            (b) ____

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):WC, PF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e): Not Applicable

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6)   Citizenship or Place of Organization: United States

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     Number of                   7)   Sole Voting Power:                51,566*
                                 -----------------------------------------------
     Shares Beneficially         8)   Shared Voting Power:                   0
                                 -----------------------------------------------
     Owned by
     Each Reporting              9)   Sole Dispositive Power:           51,566*
                                 -----------------------------------------------
     Person   With:             10)   Shared Dispositive Power:              0
                                ------------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                51,566*

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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions):

                                 Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):

                4.0%*

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14)  Type of Reporting Person (See Instructions): IA, IN

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*Includes:  24,664 shares (1.9%) of Peoples Financial  Corporation  common stock owned by Tyndall Partners, L.P., a Delaware limited partnership; 9,710 shares (.8%) owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership; and 17,192 shares (1.3%) owned jointly by Jeffrey Halis and his wife Nancy Halis. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by those partnerships. Jeffrey S. Halis possesses voting and investment control over the shares owned jointly by him and Nancy Halis. See Items 2 and 5 for additional details.

Item 1.  Security and Issuer

         This statement relates to the common stock, no par value per share (the "Shares"), of Peoples Financial Corporation (the "Issuer"), whose principal executive offices are located at 211 Lincoln Way East, Massillion, OH 44646.

Item 2.  Identity and Background

         The person filing this statement is Jeffrey S. Halis, whose business address 10 East 50th Street, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P. ("Tyndall"), Tyndall Institutional Partners, L.P. ("Tyndall Institutional") and Madison Avenue Partners, L.P. ("Madison"), each of which are Delaware limited partnerships having their principal executive offices located at 10 East 50th Street, New York, New York 10022. Each of Tyndall, Tyndall Institutional, Madison, and Jeffrey Halis and his wife Nancy Halis, are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         All funds used to purchase Shares on behalf of Tyndall come directly from the net assets of Tyndall. All funds used to purchase Shares on behalf of
Tyndall Institutional come directly from the net assets of Tyndall Institutional. All funds used to purchase Shares by Jeffrey S. Halis and Nancy Halis, jointly, come from the personal assets of Jeffrey S. Halis and Nancy Halis.

Item 4.  Purpose of Transaction

         The acquisition of the Shares is solely for investment purposes on behalf of Tyndall, Tyndall Institutional, and Jeffrey and Nancy Halis, respectively. Jeffrey Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          Based upon the information set forth in the Issuer's Quarterly Report on Form 10Q for the period ending June 30, 1999, there were issued and outstanding 1,284,101 Shares. As of August 13, 1999, Tyndall owned 24,664 Shares or 1.9% of those outstanding, Tyndall Institutional owned 9,710 Shares or .8% of those outstanding and Jeffrey and Nancy Halis owned 17,192 Shares, or 1.3% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all Shares of the Issuer owned by each of Tyndall and Tyndall Institutional.

          As of August 13, 1999, Jeffrey Halis ceased to be a beneficial owner of more than 5% of the Issuer's outstanding Shares.

          The following table details the transactions by Tyndall, Madison and Tyndall Institutional in the Issuer's Shares during the past sixty days:

                            A. Tyndall Partners, L.P.

Date                    Quantity          Price         Type of Transaction

7/31/99                  2,111            $10.00     Distribution to withdrawing
                                                     partner
7/31/99                    266            $10.00     Distribution to withdrawing
                                                     partner
7/31/99                     45            $10.00     Distribution to withdrawing
                                                     partner
8/5/99                   1,000            $10.00     Open market sale
8/12/99                  2,000             $9.81     Open market sale
8/13/99                  1,316             $9.75     Open market sale
8/13/99                  5,306             $9.75     Open market sale

                        B. Madison Avenue Partners, L.P.

Date                    Quantity          Price         Type of Transaction

7/7/99                   2,000            $10.00     Open market sale
7/31/99                    122            $10.00     Distribution to withdrawing
                                                     partner
8/13/99                    378             $9.75     Open market sale



                     C. Tyndall Institutional Partners, L.P.

Date                    Quantity          Price         Type of Transaction

7/1/99                     190            $10.50     Distribution to withdrawing
                                                     partner
8/13/99                  3,000             $9.75     Open market sale


Jeffrey and Nancy Halis did not trade in the Issuer's Shares in the past sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable


Item 7.  Material to be filed as exhibits

                  Not Applicable

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                             October 27, 1999


                                            /s/ Jeffrey S. Halis
                                            Jeffrey  S. Halis, individually, and
                                            as a general partner of Halo Capital
                                            Partners,  L.P., the general partner
                                            of  each  of  Tyndall Partners, L.P.
                                            and  Madison Avenue Partners,  L.P.,
                                            and Tyndall  Institutional Partners,
                                            L.P.






            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).